Exhibit 99.2
THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY20	FY19	FY18
Earnings before income taxes	$1,185	$1,024	$1,054
Add back:
Non-cash U.S. GAAP restructuring and intangible asset impairment charges	2	2	2
Interest expense	99	97	85
Earnings before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense	1,286	1,123	$1,141
Less:
Income taxes on earnings before income taxes, non-cash U.S. GAAP restructuring and intangible asset impairment charges and interest expense (2)	267	222	249
Adjusted after tax profit	1,019	901	892
Average capital employed (3)	3,478	3,231	2,977
Less: Capital charge (4)	313	291	268
Economic profit (1) (Adjusted after tax profit less capital charge)	$706	$610	$624

(1) Economic profit (EP) is defined by the Company as earnings before income taxes, excluding non-cash U.S. GAAP restructuring and intangible asset impairment charges, and interest expense; less income taxes (calculated utilizing the Company’s effective tax rate), and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) The tax rate applied is the effective tax rate on earnings, which was 20.8%, 19.8% and 21.8% in fiscal years 2020, 2019 and 2018, respectively.
(3) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax noncash U.S. GAAP restructuring and intangible asset impairment charges. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(4) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Dollars in millions	FY20	FY19	FY18
Total assets	$6,213	$5,116	$5,060
Less:
Accounts payable and accrued liabilities (5)	1,327	1,033	1,000
Current operating lease liabilities	64	—	—
Income taxes payable	25	9	—
Long-term operating lease liabilities	278	—	—
Other liabilities (5)	755	774	778
Deferred income taxes	62	50	72
Non-interest bearing liabilities	2,511	1,866	1,850
Total capital employed	3,702	3,250	3,210
Add back:
After tax non-cash U.S. GAAP restructuring and intangible asset impairment charges	2	1	1
Adjusted capital employed	$3,704	$3,251	$3,211
Average capital employed	$3,478	$3,231	$2,977

(5) Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.
1